

March 5, 2019

By E-Mail

Nima Amini, Esq.
O'Melveny & Myers LLP
31st Floor, AIA Central
1 Connaught Road Central
Hong Kong

> **Re:** **eHi Car Services Limited**
> **Amended Schedule 13E-3**
> **Filed on February 27, 2019 by eHi Car Services Limited , Ray Ruiping Zhang, L & L Horizon, LLC, MBK Partners Fund IV, L.P., MBK Partners JC IV, L.P., Fastforward Holdings Ltd, Fastforward Investment Ltd, Fastforward Company Ltd, The Crawford Group, Inc., ICG Holdings 1, LLC, ICG Holdings 2, LLC, Ctrip Investment Holding Ltd., C-Travel International Limited, Ctrip.com International, Ltd., Ocean General Partners Limited, Ocean Voyage L.P., Ocean Imagination L.P., CDH Car Rental Service Limited, Nanyan Zheng, Tianyi Jiang, Dongfeng Asset Management Co., Ltd., Teamsport Topco Limited, Teamsport Midco Limited, Teamsport Parent Limited and Teamsport Bidco Limited**
> **File No. 005-88413**

Dear Mr. Amini:

We have reviewed your filing and have the following comments.

Amended Schedule 13E-3

1. We note that Crawford acquired securities from the IGC Sellers after the initial Schedule 13E-3 had been filed and amended with Crawford as a filing person. We note that at the time Crawford purchased those securities it was an affiliate of eHi Car Services engaged in a series of transactions constituting a going private transaction subject to Rule 13e-3. Please tell us how Crawford complied with Rule 13e-3 in connection with the purchase of securities from the IGC Sellers. We note our comment No. 1 on our June 18, 2018 letter and your subsequent response.

Proxy Statement

2.   It appears that, based on the various agreements among shareholders and the holdings of the filing persons, the votes to approve the merger are assured. If so, please state it affirmatively.

Opinion of Duff & Phelps, page 60

3.   Revise your disclosure to provide the disclosure required by Item 1015(b) of Regulation M-A with respect to the financial advisor's report in April 2018.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions